September 24, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-010

Attention: Andrew Mew

Re:                             Neiman Marcus, Inc.

Annual Report Form 10-K for the Fiscal Year

Ended August 2, 2008, Filed September 24, 2008

Quarterly Report on Form 10-Q for the Period Ended

May 2, 2009, Filed June 10, 2009

File No. 333-133184-12

Dear Mr. Mew:

On behalf of Neiman Marcus, Inc. (the “Company”), set forth below are responses to the comment letter dated September 10, 2009 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the above-referenced reports.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the referenced Form 10-K or Form 10-Q, as applicable.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response below.

Annual Report on Form 10-K for the Fiscal Year Ended August 2, 2008

Note 1. Summary of Significant Accounting Policies, page F-11

Goodwill and Intangible Assets, page F-13

1.              We read your response to comment one of our letter dated August 11, 2009.  Please address for us the following:

•                  You state, “therefore, the acquired customer base for Neiman Marcus stores consists primarily of those customers that held a proprietary credit card at the acquisition date.”  Please explain to us what you mean by primarily.

In connection with the acquisition, we established the value of the customer list for Neiman Marcus stores based upon the prior spending habits of those customers that we had clienteled (“Known Customers”).  Our service model is predicated upon close relationships between our customers and our sales associates as we have described in our prior filings with the Commission.  To foster these relationships, we encourage our sales associates to “clientele” our customers by gathering their names, addresses and other contact information for subsequent contact via personal notes from the sales associates, notices of upcoming store events and promotions, marketing mailings, etc.  Our proprietary credit card program captures the “clientele” information of our cardholder customers at the time the credit card is issued.  Our sales associates attempt to clientele customers when they use other forms of payments as well.

A summary of percentages of revenues in our Neiman Marcus stores derived from Known Customers during the fiscal year ended July 30, 2005 (prior to the acquisition in October 2005) is as follows:

	% of total revenues	% of Known Customer revenues
Known Customers utilizing our proprietary credit cards	63%	88%
Known Customers utilizing other forms of payment	9%	12%
Total Known Customers (included in customer list valuation)	72%	100%
Customers whose names/addresses were unknown to us (excluded from customer list valuation)	28%
Total revenues for Neiman Marcus stores	100%

The analysis above was the basis of our statement in our letter to the Commission dated September 1, 2009 that “the acquired customer base for Neiman Marcus stores consists primarily of those customers that held a proprietary credit card at the acquisition date.”

•                  Please provide to us a copy of the valuation report used to determine the fair value of your customer lists.

Duff & Phelps assisted us in the valuation of our assets as of the acquisition date.  Excerpts from the valuation report issued by Duff & Phelps related to the Neiman Marcus stores customer list are attached as Exhibit 1 to this letter.  Pages 1-7 of Exhibit 1 represent the portions of the Duff & Phelps report that describe the methodology used to value all customer lists, including the customer list of Neiman Marcus stores.  Pages 8-10 of Exhibit 1 represent the portions of the report that summarize the calculation of the fair value of the Neiman Marcus stores customer list.

•                  We note your statement, “…the estimated revenue stream from the acquired customer bases were not level during the projection period but rather declined over time.”  Citing for us the relevant GAAP, explain to us how you could have reasonably concluded at the acquisition date it was appropriate to use a straight-

line amortization method, in particular when your valuation model assumed a 20% decline in revenues within three years.  In this regard, paragraph 12 of SFAS no. 142 states that an intangible asset should be amortized over its useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible asset are consumed, however if the pattern can not be “reliably determined,” then straight line amortization is appropriate.  It would appear your valuation model provided you with insight into how the economic benefits would be consumed.  Please revise, or advise.  We may have further comment.

A discussion of the factors we considered in the valuation of the Neiman Marcus stores customer list and the selection of the straight-line method of amortization was included in our letter to the Commission dated September 1, 2009.  For ease of reference, the portion of that letter related to the selection of the straight-line method of amortization is excerpted below:

As to the amortization of the customer lists, we concluded use of the straight-line method was appropriate in the circumstances.  Such conclusion was reached after considering the guidance of paragraph 12 of SFAS 142 which states that an intangible asset should be amortized over its useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up; however, if the pattern can not be “reliably determined”, then straight-line amortization is appropriate.

While the term “reliably determined” is not defined in GAAP, we believe that the reliably determinable threshold suggests there should be a relatively high level of confidence that the actual net cash flows will not deviate significantly from those used in the valuation of the customer lists.  As previously noted, the assumptions utilized to estimate the future annual revenues and net cash flows from the acquired customer bases utilized in the valuations of our customer list were subject to the inherent limitations to the projection of historical trends to future periods over a long-term projection horizon.  Specifically, the application of a long-term growth rate mutes the impact of cyclical business conditions, both periods of acceleration and deceleration, throughout the entire projection period and, as a consequence, implicitly interjects less precision in the estimation of both the amounts and timing of discrete, future annual revenues than for total revenues over the entire projection period.

In considering the above referenced guidance of SFAS 142 in establishing the amortization periods for our customer lists, we did not believe that the annual revenue and net cash flow projections used in the valuations of the customer list intangible assets met the reliably determinable threshold in light of 1) the inherent subjectivity of the estimation of the future revenues and 2) the use of long-term historical growth rates to project future revenues, both as described in the previous portion of this response.  We also believed that the relatively high discount rates used in the valuation of the customer lists were indicative of the inherent risk in the estimation of the cash flows and the lower level of certainty that a pattern of amortization commensurate with the pattern of suggested revenues used in the valuation model could be considered reliably determinable.

As a result of the above factors, we concluded that it was not appropriate to use the revenue patterns suggested in the valuation models to amortize the established customer lists.  As GAAP provides for the straight-line method of amortization if the pattern of consumption or use of the intangible asset cannot be reliably determined, we concluded that use of the straight-line method of amortization was appropriate in our circumstances.

In addition, we believe that the use of the straight-line method of amortization is further supported by the following factors:

•                  There are no legal, economic or regulatory constraints that serve to limit the periods in which we will derive future revenues from our customers.

•                  There are no legal, economic or regulatory constraints that serve to limit the amounts our customers may spend in our stores.

Given that our customers are available for an unconstrained output, or sales, over unconstrained periods of time, we believe these facts serve to validate the use of the straight-line method of amortization.

Further information with respect to the selection and evaluation of the straight-line method of amortization is provided in the following section of this response.

•                  Please explain in detail how you determined it was appropriate to use a 15 year amortization life for your Neiman Marcus stores.  Please tell us if the estimated life of the customer list was shortened to assure that recognition of the cost of the revenues, represented by amortization of the customer list, better corresponds with the distribution of expected revenues.

The valuation model with respect to the customer list of Neiman Marcus stores was predicated on a 14% annual attrition rate in our Known Customers. As we noted in our response to the Commission dated September 1, 2009, the 14% attrition rate was determined using standard valuation techniques whereby customer spending in a given year was compared to the spending of those same customers in the following year as a proxy for measuring customer behavior over longer periods of time and/or the customer life cycle.

Based upon the 14% annual attrition rate, the customer list valuation model was based on the projected revenue and cash flow streams associated with the Known Customers for the 15 year period subsequent to the acquisition.  We utilized the 15 year projection period in the valuation model for convenience purposes and consistent with standard valuation techniques since the present value of the cash flows (declining at a 14% rate) for the Known Customers for the first 15 years subsequent to the acquisition was estimated to represent in excess of 95% of the present value of all future cash flows to be derived from the Known Customers.  We believed at the acquisition date, and continue to believe, that 1) we enjoy relationships that exceed 15 years with a large portion of our customer base and 2) we derive significant revenues from customers who have shopped with us in excess of 15 years.

Consistent with our normal and routine reviews of customer spending and retention, we have evaluated the appropriateness of our prior conclusions with respect to the actual lives of our customer relationships and the use of the straight-line method of amortization.  We currently have 19 stores that have been in operation for 25 years or more.  We have analyzed the revenues generated in a sample of nine of these “mature” stores (representing approximately 67% of the proprietary credit card revenues for all stores open 25 years or more) for both our fiscal years 2008 and 2009.  The updated analysis for these nine stores encompassed the review of the dollar value of charges made by our Known Customers on our proprietary credit cards by the year in which the charge card was opened. We believe that the length of our current customer relationship and the age of the proprietary credit card are substantively equivalent.  This analysis was limited to the review of charges on our proprietary charge cards since 1) as previously noted, the Known Customers consist primarily of those customers that held a proprietary credit card at the acquisition date and 2) we are aware of no information that would indicate that the behavior of the acquired customers using our proprietary credit card is different from the behavior of those acquired customers using other forms of payment.  The results of this analysis are summarized as follows:

	FY09	FY08
Credit card revenues in nine mature stores reviewed	$589,473,331	$789,432,901

Percentage of revenues derived from Known Customers (i.e., proprietary credit cards opened prior to acquisition)	85.6%	88.6%

Percentage of revenues derived from proprietary credit cards open:
15 or more years	58.9%	57.2%
20 or more years	46.1%	45.4%
25 or more years	34.9%	33.3%
30 or more years	20.3%	18.7%

Based upon the above analysis, we believe it appropriate to conclude that the actual length of the relationships we enjoy with a significant portion of our customers is in excess of 15 years and that those customers whose relationships with us are 15 or more years account for a significant portion of our revenues.

With the selection of the 15 year amortization period, we believe that we have appropriately considered 1) the declining revenue stream to be derived from the Known Customers subsequent to the acquisition and 2) the periods during which we derive revenues from our established customers, which periods are often in excess of the selected 15 year amortization period.  Specifically, we believe the 15 year amortization period is shorter than the estimated economic life of our relationships from our Known Customers and, as a result, the amortization of the customer list appropriately corresponds with the distribution of expected revenues.

•                  Expand for us your Exhibit 1 evaluation of Neiman Marcus Stores Customer List to incorporate your 2009 fiscal year results and explain to us any significant variances observed.  Explain to us the projected decrease in revenues from the valuation model, as well as actual results observed, four years post acquisition.

Exhibit 2 to this response analyzes the projected vs. actual revenues associated with our Neiman Marcus stores customer list and updates Exhibit 1 of our letter to the Commission dated September 1, 2009 to include fiscal year 2009 results.  Further analysis with respect to our review of actual vs. projected revenues from the Known Customers for Neiman Marcus stores for the period from the acquisition through the end of the most recently completed fiscal year ended August 1, 2009 is included as Exhibit 3 to this letter.

•                  Please explain to us how the actual attrition rates compared to the original assumptions used in your valuation model for the past four years.

The review of actual vs. projected attrition rates with respect to Known Customers for Neiman Marcus stores for the period from the acquisition through the end of the most recently completed fiscal year ended August 1, 2009 is included as Exhibit 3 to this letter.

*     *     *     *     *

The Company hereby acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (214) 743-7630 or Robert P. Davis at (212) 225-2670.

Very truly yours,

NEIMAN MARCUS, INC.

By:	/s/ James E. Skinner
James E. Skinner
Executive Vice-President and Chief Financial Officer

cc:	Securities and Exchange Commission:
Robert Babula
Donna DiSilvio
Ellie Bavaria
Lilyanna L. Peyser

Neiman Marcus, Inc.:
Nelson A. Bangs

Cleary Gottlieb Steen & Hamilton LLP:
Robert P. Davis

Exhibit 1

Excerpt of Duff & Phelps Valuation Report

Neiman Marcus Stores Customer List

CUSTOMER RELATIONSHIPS

We used a derivation of the Income Approach, the Residual Profit Method, to value the Customer Relationships.  The Customer Relationships include the following:

•      the relationships Neiman Marcus has with its credit card customers and the relationships Neiman Marcus customer service representatives have with their “clienteled” customers (the “Neiman Marcus Customer Relationships”);

•      the relationships Neiman Marcus Direct has with its catalog and online customers (the “Neiman Marcus Direct Customer Relationships”);

•      the relationships Neiman Marcus Direct has with its Horchow catalog customers (the “Horchow Customer Relationships”);

•      the relationships Bergdorf Goodman customer service representatives have with their “clienteled” customers (the “Bergdorf Goodman Customer Relationships”);

•      the wholesale customer relationships Kate Spade has with department stores, specialty stores, international stores, and other miscellaneous stores (the “Kate Spade Customer Relationships”); and

•      the wholesale customer relationships Laura Mercier has with department stores and specialty boutiques (the “Laura Mercier Customer Relationships”).

Residual Profit Method

Revenue

Our application of the Residual Profit Method began with the projection of revenue for fiscal year 2006, as provided by Management.  However, based on discussions with Management and documents provided by Management, not all of the revenue in each Reporting Unit is attributable to the Customer Relationships for the Reporting Unit.  The remainder are walk-in customers.  Accordingly, we multiplied Management’s revenue forecast by the percentage of revenue attributable to the Customer Relationships, which is shown in the table below.

Customer Relationships	Percentage of Revenue Attributable to the Customer Relationships
Neiman Marcus	72%
Neiman Marcus Direct	100%
Horchow	100%
Bergdorf Goodman	75%
Kate Spade	100%
Laura Mercier	100%

After multiplying 2006 revenue by the percentages above, we were left with revenue attributable to the Customer Relationships.  The Kate Spade Customer Relationships required one further step, however, in that intercompany sales had to be subtracted from this revenue stream.  Management provided the intercompany sales projections for fiscal years 2006 through 2010.  Beyond 2010, we grew intercompany sales at 4.0% annually, a rate consistent with long-term expectations of inflation plus population growth.  Once intercompany sales were subtracted, we were left with adjusted revenue attributable to the Kate Spade Customer Relationships.  We then grew (adjusted) revenue attributable to the customer relationships for all of the Reporting Units at 4.0% annually, which represents inflationary growth of the existing customer base.

Operating Profit, or Earnings Before Interest and Taxes (“EBIT”)

Based on conversations with Management, we estimated the operating margin associated with the Neiman Marcus Customer Relationships, Bergdorf Goodman Customer Relationships, and Laura Mercier Customer Relationships would be equal to the operating margin associated with the corresponding Reporting Unit.

The Neiman Marcus Direct Customer Relationships and the Horchow Customer Relationships have different operating margins that the underlying Neiman Marcus Direct Reporting Unit.  Management provided the operating margins of 15.0% for the Neiman Marcus Direct Customer Relationships and 8.5% for the Horchow Customer Relationships.

The Kate Spade Reporting Unit is comprised of both retail and wholesale operations; however, the Kate Spade Customer Relationships are solely wholesale-based and accordingly, we applied an EBITDA margin associated with the wholesale operations of Kate Spade.  Management provided the EBITDA margin for the wholesale operations of Kate Spade for the projected fiscal years 2006 through 2011.  We assumed depreciation for the Kate Spade wholesale operations to be the same percentage of revenue as the Kate Spade Reporting Unit in total.  We assumed the EBITDA margin would be constant as a percentage of revenue beyond 2011.

EBITDA

Adding depreciation to EBIT results in EBITDA for the Customer Relationships.  Depreciation for the Customer Relationships is kept as the same percentage of revenue as depreciation associated with the corresponding Reporting Unit.  As discussed above, the only exception to this is the Kate Spade Customer Relationships, where the EBITDA margin was provided by Management through 2011 and kept at a constant percentage of revenue beyond this year.

Addback for New Customer Acquisition

Next, we increased EBITDA by the new customer acquisition addback, which represents the amount of money spent on soliciting new customers.  Based on a document provided by Management, the addback for new customer acquisition is 12.0% of marketing expenses in the Neiman Marcus Stores Customer Relationship valuation, 42.5% of marketing expenses in the Neiman Marcus Direct Customer Relationship valuation, 39.9% of marketing expenses in the Horchow Customer Relationship valuation, and 5.0% of marketing expenses in the Bergdorf Goodman Customer Relationship valuation.  We assumed 10.0% of operating expenses from the Business Enterprise Valuations of the individual Reporting Units are attributable to marketing expenses, based on a document provided by Management.  The addback for new customer acquisition in the Kate Spade Customer Relationships is estimated to be $250,000 per year, based on discussions with Management.  We grew this by the long-term growth rate of 4.0% in each year.  According to Management, there is no addback for new customer acquisition in the Laura Mercier Customer Relationships, as there is an immaterial amount of money spent on soliciting new customers.

Income Taxes

Income taxes were then deducted to arrive at gross cash flows before capital charges.  Income taxes were computed using a tax rate of 39.3%.

Capital Charges

Next, we deducted the cost of maintaining NMG’s other assets that contribute to its ability to derive cash flows from the Customer Relationships.  We referred to these costs as capital charges.  We calculated capital charges for the following assets:

•      NWC;

•      PP&E;

•      Trade Names and Trademarks;

•      Customer Database; and

•      Workforce-In-Place.

The capital charges for each of the assets listed above were calculated based on the following:

•      Estimation of the Fair Value of the assets;

•      Estimation of the appropriate rates of return for the assets based on the risk level of the assets relative to the risk level of the entire business;

•      Estimation of the RULs of the assets; and

•      Consideration of the tax savings due to amortization of the assets.

NWC

We assumed a normalized NWC balance of approximately 25.0% of revenue for the Neiman Marcus Stores Reporting Unit, 20.0% of revenue for the Neiman Marcus Direct Reporting Unit, 15.0% of revenue for the Bergdorf Goodman Reporting Unit, 15.0% of revenue for the Kate Spade Reporting Unit, and 15.0% of revenue for the Laura Mercier Reporting Unit.  These NWC balances are based on each respective Reporting Unit’s historical NWC levels, as well as industry indications.  The after-tax required rate of return for NWC was estimated to be 3.8% based on a pre-tax equivalent of 6.25% (the Prime rate as of the Valuation Date).  The capital charge for NWC was then determined by multiplying the estimated NWC requirements as a percent of revenue by the estimated after-tax rate of return.  We applied this percentage to the annual projected revenue attributable to the existing Customer Relationships to estimate the capital charge for NWC.

PP&E

For the purposes of this exercise, we adjusted the estimated Fair Value of PP&E (excluding land and leasehold interests because they are not depreciable) at the end of each forecasted year to exclude the embedded value of tax savings due to depreciation.  We then added back land and a portion of the leasehold interests, where appropriate.  We only added back a portion of the leasehold interests given that some of the stores have vacant space, and we didn’t take a charge for space that is not being utilized.  We then calculated an annual lease payment for the PP&E based on the adjusted Fair Value (i.e., net of the depreciation benefit) balance for each year, the after-tax required rate of return for the PP&E (discussed on page 43 of this report), and the RUL of the PP&E (discussed on page 42 of this report).  This payment is then divided by the company’s projected revenue for each year.  We applied these percentages to the revenue attributable to the existing customer relationships to estimate the capital charge for PP&E.

Trade Names and Trademarks

We assumed the royalty rates associated with the Trade Names and Trademarks would be a reasonable proxy for appropriate capital charges since the capital charges will be taken throughout the life of the Customer Relationships.  Since the royalty rates are pre-tax rates, we have tax-affected the royalty rates to determine after-tax capital charges for the Trade Names and Trademarks.  We applied these capital charges to revenue attributable to the existing Customer Relationships to estimate the capital charges for the Trade Names and Trademarks.

Customer Database

The capital charge for the Customer Database (discussed in the next section) was calculated based on the estimated Fair Value, an after-tax rate of return of 200 basis points over the adjusted WACC of the corresponding Reporting Unit, and a RUL of five years.  We applied these percentages to the revenue attributable to the Neiman Marcus Stores Customer Relationships, Neiman Marcus Direct Customer Relationships, and Bergdorf Goodman Customer Relationships to estimate the capital charge for the Customer Database.

Workforce-In-Place

SFAS No. 141 does not require a separate estimation of Fair Value for the Workforce-In-Place.  However, because the Workforce-In-Place is an asset that enables the Company to derive profits from the Customer Relationships, its value must be estimated for purposes of calculating a capital charge.

The Fair Value of the Workforce-In-Place was estimated by the Cost Approach.  The Fair Value of a Workforce-In-Place is typically determined based on replacement cost.  To assemble a workforce, an organization would invest in recruiting, interviewing, hiring, and training tasks.  Accordingly, the replacement cost of a Workforce-In-Place can be measured by the costs that a buyer avoids by purchasing a workforce that is already assembled.

The assumptions used in estimating the cost to replicate the Workforce-In-Place were based on discussions with and information provided by Management.  Employees were assigned to certain groupings (“Staff Classes”) based on qualitative factors such as job title and job function and quantitative factors such as salary.

We estimated costs required to replace employees in each Staff Class, which included:

•      “Recruiting and Hiring Costs:” These costs are estimated based on expenses to recruit, interview, and hire employees.  Training costs include specific expenses incurred to train new hires such as seminars and workshop classes.

•      “Inefficiency and Training Costs:” New employees are not typically 100% efficient at the start of employment.  Lost productivity from new hires is an implicit cost, the inefficiency cost of replacing a Workforce-In-Place of like utility.

The sum of these replacement costs equates to the Fair Value of the Workforce-In-Place.  Based on the Cost Approach, we have estimated the Fair Value of the Workforce-In-Place as of the Valuation Date to be as follows:

Workforce-In-Place	Fair Value (1)
Neiman Marcus	$191,686.8
Neiman Marcus Direct	18,384.7
Bergdorf Goodman	19,058.7
Kate Spade (2)	6,846.4
Laura Mercier (3)	6,800.7

Total Fair Value	$242,777.2

(1) In thousands.

(2) Adjusted to reflect NMG’s 56% ownership interest.

(3) Adjusted to reflect NMG’s 51% ownership interest.

We have estimated a RUL of approximately ten years for the Workforce-In-Place based on discussions with Management and historical employee turnover.

The capital charge for the Workforce-In-Place was determined by calculating annual lease payments for the Workforce-In-Place based on its Fair Value, an after-tax required rate of return using the adjusted WACC of the corresponding Reporting Unit (with the exception of the Kate Spade Reporting Unit, whose rate of return is equal to the adjusted WACC less 100 basis points), and a RUL of ten years.  This payment was divided by each Reporting Unit’s projected revenue in each year.  We applied this percentage to revenue attributable to the existing Customer Relationships over the ten-year life of the Workforce-In-Place to estimate the capital charge for the Workforce-In-Place.

Attrition Curve

Once after-tax capital charges for the tangible and intangible assets were deducted from net income, the resulting after-tax net cash flows were multiplied by an attrition curve to indicate the net cash flows attributable to the Customer Relationships.  The attrition curve represents the rate of drop-off or loss of customer sales over time.  We estimated the attrition curve based on documents provided by Management and our discussions with Management regarding their historical attrition rates and their future expectations of customer attrition.  We estimated future attrition to be as follows:

Customer Relationships	Expected Attrition Curve for the Customer Relationships (as a % of the Existing Annual Customer Base)
Neiman Marcus	14.0%
Neiman Marcus Direct	43.1%
Horchow	60.0%
Bergdorf Goodman	15.0%
Kate Spade	10.0%
Laura Mercier	7.0%

Residual Profit Method Conclusion

After attrition was considered, the resulting net cash flows are attributable to the Customer Relationships.  These net cash flows were then discounted to their present value at a rate of return determined to be appropriate for the Customer Relationships.  We determined the appropriate discount rate to be the adjusted WACC of the corresponding Reporting Unit plus 200 basis points for the Neiman Marcus Customer Relationships, Neiman Marcus Direct Customer Relationships, Horchow Customer Relationships, and Bergdorf Goodman Customer Relationships.  The Kate Spade Customer Relationships and Laura Mercier Customer Relationships were determined to have a discount rate equal to the adjusted WACC of the corresponding Reporting Unit, given that these reporting units have lower attrition and a more stable customer base.

To estimate the life of the Customer Relationships, we calculated the time required to obtain 99% of the underlying value of the Customer Relationships, or 99% of the total cash flows associated with the Customer Relationships.  This is a standard and recognized procedure for estimating the underlying life of an intangible asset such as customer relationships.  We summed the present value of the net cash flows throughout the life the Customer Relationships to reach a Fair Value of the Customer Relationships before consideration of the tax amortization benefit.  As with the other Identified Intangible Assets, we added the additional value associated with the tax benefit derived from amortizing the asset.

Based on our analysis, we estimated the Fair Value and RUL of the Customer Relationships to be as follows (see Exhibit VII):

Customer Relationships	Fair Value (1)		Estimated RUL (Years) (4)
Neiman Marcus	$430,416.0		15
Neiman Marcus Direct	73,889.0		6
Horchow	12,285.0		5
Bergdorf Goodman	7,419.0		24
Kate Spade	9,524.5	(2)	14
Laura Mercier	8,178.4	(3)	17

Total Fair Value	$541,711.8

(1) In thousands.

(2) Adjusted to reflect NMG’s 56% ownership interest.

(3) Adjusted to reflect NMG’s 51% ownership interest.

(4) Based on income forecast life.

THE NEIMAN MARCUS GROUP, INC.	Exhibit VII

ESTIMATION OF THE FAIR VALUE AND REMAINING USEFUL LIFE OF CERTAIN ASSETS OF THE NEIMAN MARCUS GROUP, INC.

AS OF AUGUST 1, 2005

DOLLARS IN THOUSANDS

ESTIMATION OF THE FAIR VALUE OF THE CUSTOMER RELATIONSHIPS

SUMMARY

Indicated Fair Value

Neiman Marcus Stores

Indicated Fair Value of the Retail Customer Relationships before Tax Amortization Benefit	$344,633.7

Plus: Tax Amortization Benefit	85,782.3

Indicated Fair Value of the Retail Customer Relationships	$430,416.0

Neiman Marcus Direct (Neiman Marcus Catalog & Online Operations)

Indicated Fair Value of the Retail Customer Relationships before Tax Amortization Benefit	$61,158.3

Plus: Tax Amortization Benefit	12,730.7

Indicated Fair Value of the Retail Customer Relationships	$73,889.0

Neiman Marcus Direct (Horchow Operations)

Indicated Fair Value of the Retail Customer Relationships before Tax Amortization Benefit	$10,168.4

Plus: Tax Amortization Benefit	2,116.6

Indicated Fair Value of the Retail Customer Relationships	$12,285.0

Bergdorf Goodman

Indicated Fair Value of the Retail Customer Relationships before Tax Amortization Benefit	$5,861.6

Plus: Tax Amortization Benefit	1,557.4

Indicated Fair Value of the Retail Customer Relationships	$7,419.0

Kate Spade (Wholesale Operations)

Indicated Fair Value of Wholesale Customer Relationships before Tax Amortization Benefit	$14,715.6

Plus: Tax Amortization Benefit	2,292.4

Indicated Fair Value of the Wholesale Customer Relationships	$17,008.0

Multiplied by: Neiman Marcus Group Percentage Ownership	56.0%

Indicated Fair Value of Neiman Marcus Group Ownership Interest in the Wholesale Customer Relationships	$9,524.5

Laura Mercier

Indicated Fair Value of Wholesale Customer Relationships before Tax Amortization Benefit	$13,605.2

Plus: Tax Amortization Benefit	2,430.8

Indicated Fair Value of the Wholesale Customer Relationships	$16,036.0

Multiplied by: Neiman Marcus Group Percentage Ownership	51.0%

Indicated Fair Value of Neiman Marcus Group Ownership Interest in the Wholesale Customer Relationships	$8,178.4

1

THE NEIMAN MARCUS GROUP, INC.	Exhibit VII

ESTIMATION OF THE FAIR VALUE AND REMAINING USEFUL LIFE OF CERTAIN ASSETS OF THE NEIMAN MARCUS GROUP, INC.

AS OF AUGUST 1, 2005

DOLLARS IN THOUSANDS

ESTIMATION OF THE FAIR VALUE OF THE CUSTOMER RELATIONSHIPS

RESIDUAL PROFIT METHOD

Neiman Marcus Stores

Estimated Required Rate of Return	11.0%
Income Tax Rate (Adjusted State and Federal)	39.3%
Attrition Rate	14.0%

	Projected Year Ending
	7/31/2006	7/31/2007	7/31/2008	7/31/2009	7/31/2010	7/31/2011	7/31/2012	7/31/2013	7/31/2014	7/31/2015	7/31/2016

Neiman Marcus Stores Revenue (1)	$2,902,300.1
Percentage of Revenue Attributable to the Neiman Marcus Stores Retail Customer Relationships (2)	72.0%
Revenue Attributable to the Neiman Marcus Stores Retail Customer Relationships	$2,089,656.0	$2,173,242.3	$2,260,172.0	$2,350,578.9	$2,444,602.0	$2,542,386.1	$2,644,081.5	$2,749,844.8	$2,859,838.6	$2,974,232.1	$3,093,201.4
Revenue Growth	n/a	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%

Total Expenses	1,889,819.4	1,929,617.0	1,987,894.0	2,069,199.6	2,142,305.8	2,232,071.9	2,325,262.0	2,414,557.7	2,504,567.9	2,599,557.8	2,692,066.5
Operating Profit (EBIT)	$199,836.6	$243,625.3	$272,278.0	$281,379.3	$302,296.3	$310,314.2	$318,819.6	$335,287.1	$355,270.7	$374,674.3	$401,134.9
Operating Profit as a Percentage of Revenue	9.6%	11.2%	12.0%	12.0%	12.4%	12.2%	12.1%	12.2%	12.4%	12.6%	13.0%
Add: Depreciation Expense	99,675.7	68,616.9	54,737.0	59,450.1	47,758.0	53,742.2	59,799.1	58,476.3	54,243.3	51,220.2	41,795.3
EBITDA	$299,512.3	$312,242.2	$327,015.0	$340,829.4	$350,054.2	$364,056.4	$378,618.7	$393,763.4	$409,513.9	$425,894.5	$442,930.3
EBITDA as a Percentage of Revenue	14.3%	14.4%	14.5%	14.5%	14.3%	14.3%	14.3%	14.3%	14.3%	14.3%	14.3%
Plus: Addback for New Customer Acquisition at 12.0% of Marketing Expenses (3)	6,979.2	7,200.8	7,457.8	7,703.6	8,055.0	8,377.2	8,712.3	9,060.8	9,423.3	9,800.2	10,192.2
Adjusted EBITDA	$306,491.5	$319,443.1	$334,472.8	$348,533.0	$358,109.3	$372,433.6	$387,331.0	$402,824.2	$418,937.2	$435,694.7	$453,122.5
Adjusted EBITDA as a Percentage of Revenue	14.7%	14.7%	14.8%	14.8%	14.6%	14.6%	14.6%	14.6%	14.6%	14.6%	14.6%
Less: Income Taxes @ 39.3%	120,357.5	125,443.5	131,345.6	136,867.0	140,627.5	146,252.6	152,102.7	158,186.8	164,514.3	171,094.9	177,938.7
Gross Debt Free Cash Flows Before Capital Charges	$186,134.0	$193,999.5	$203,127.2	$211,666.0	$217,481.8	$226,181.0	$235,228.3	$244,637.4	$254,422.9	$264,599.8	$275,183.8

Less: Capital Charges (4)
Net Working Capital	19,829.1	20,622.2	21,447.1	22,305.0	23,197.2	24,125.1	25,090.1	26,093.7	27,137.4	28,222.9	29,351.9
Property, Plant & Equipment - Neiman Marcus Stores	35,679.9	36,244.0	36,696.0	37,864.8	40,334.2	43,682.3	46,922.1	47,097.3	47,638.2	48,483.7	50,123.6
Trade Names and Trademarks - Neiman Marcus Stores	31,726.5	32,995.6	34,315.4	35,688.0	37,115.5	38,600.1	40,144.1	41,749.9	43,419.9	45,156.7	46,963.0
Customer Database	7,434.3	7,263.9	6,902.7	6,644.6	6,652.8
Workforce-in-Place	21,505.4	21,012.5	19,967.5	19,220.9	19,244.7	19,264.5	19,280.4	19,292.3	19,300.3	19,304.3
Total Capital Charges	$116,175.2	$118,138.2	$119,328.7	$121,723.2	$126,544.3	$125,672.0	$131,436.7	$134,233.2	$137,495.8	$141,167.6	$126,438.4

Net Debt Free Cash Flows After Capital Charges	69,958.8	75,861.4	83,798.5	89,942.8	90,937.4	100,509.0	103,791.6	110,404.2	116,927.1	123,432.2	148,745.4

Expected Attrition Curve for the Neiman Marcus Stores Retail Customer Relationships (5)	93.0%	80.0%	68.9%	59.2%	51.0%	43.9%	37.7%	32.5%	27.9%	24.0%	20.7%
Net Debt Free Cash Flows Attributable to the Neiman Marcus Stores Retail Customer Relationships	$65,074.9	$60,712.8	$57,701.1	$53,284.8	$46,351.9	$44,077.7	$39,162.0	$35,840.7	$32,658.4	$29,661.8	$30,753.9
Periods to Discount	0.9973	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Midpoint	0.4986	1.4973	2.4973	3.4973	4.4973	5.4973	6.4973	7.4973	8.4973	9.4973	10.4973
Present Value Factor @ 11.0%	0.9493	0.8553	0.7706	0.6942	0.6254	0.5634	0.5076	0.4573	0.4120	0.3712	0.3344

Present Value of Net Cash Flows Attributable to the Neiman Marcus Stores Retail Customer Relationships	$61,606.3	$51,927.6	$44,464.5	$36,990.3	$28,988.5	$24,833.4	$19,878.6	$16,390.0	$13,455.3	$11,010.4	$10,284.1

Indicated Fair Value of the Neiman Marcus Stores Retail Customer Relationships before Tax Amortization Benefit						$344,633.7
Plus: Tax Amortization Benefit						85,782.3

Indicated Fair Value of the Neiman Marcus Stores Retail Customer Relationships						$430,416.0

Footnotes:

(1)	Total revenue from Exhibit II, Page 2.
(2)

Based on a document provided by management entitled “Customer Retention by Channel and Brand,” dated 2001 through 2004, approximately 72% of retail sales are attributable to “known” customers. A “known” customer is defined as any customer that is “clienteled” and/or has a Neiman Marcus credit card.

(3)	Based on a document provided by management entitled “Customer Acquisition Estimates,” dated 2004. Assumed 10% of operating expenses attributable to marketing expenses.
(4)	Charges calculated as a percentage of revenue as determined on Exhibit VIII, Pages 1 through 4.
(5)	Based on a 14.0% attrition rate, provided by management in a document entitled “Customer Retention,” dated 2004.

2

THE NEIMAN MARCUS GROUP, INC.	Exhibit VII
ESTIMATION OF THE FAIR VALUE AND REMAINING USEFUL LIFE OF CERTAIN ASSETS OF THE NEIMAN MARCUS GROUP, INC.
AS OF AUGUST 1, 2005
DOLLARS IN THOUSANDS
ESTIMATION OF THE FAIR VALUE OF THE CUSTOMER RELATIONSHIPS
RESIDUAL PROFIT METHOD

Neiman Marcus Stores

Estimated Required Rate of Return	11.0%
Income Tax Rate (Adjusted State and Federal)	39.3%
Attrition Rate	14.0%

	Projected Year Ending
	7/31/2017	7/31/2018	7/31/2019	7/31/2020

Revenue Attributable to the Neiman Marcus Stores Retail Customer Relationships	$3,216,929.5	$3,345,606.6	$3,479,430.9	$3,618,608.1
Revenue Growth	4.0%	4.0%	4.0%	4.0%

Total Expenses	2,799,749.1	2,911,739.1	3,028,208.7	3,149,337.0
Operating Profit (EBIT)	$417,180.3	$433,867.6	$451,222.3	$469,271.1
Operating Profit as a Percentage of Revenue	13.0%	13.0%	13.0%	13.0%
Add: Depreciation Expense	43,467.2	45,205.8	47,014.1	48,894.6
EBITDA	$460,647.5	$479,073.4	$498,236.3	$518,165.8
EBITDA as a Percentage of Revenue	14.3%	14.3%	14.3%	14.3%
Plus: Addback for New Customer Acquisition at 12.0% of Operating Expenses (1)	10,599.9	11,023.9	11,464.8	11,923.4
Adjusted EBITDA	$471,247.4	$490,097.3	$509,701.2	$530,089.2
Adjusted EBITDA as a Percentage of Revenue	14.6%	14.6%	14.6%	14.6%
Less: Income Taxes @ 39.3%	185,056.2	192,458.5	200,156.8	208,163.1
Gross Debt Free Cash Flows Before Capital Charges	$286,191.1	$297,638.8	$309,544.3	$321,926.1

Less: Capital Charges (2)
Net Working Capital	30,525.9	31,747.0	33,016.8	34,337.5
Property, Plant & Equipment - Neiman Marcus Stores	51,829.1	53,602.8	55,447.5	57,366.0
Trade Names and Trademarks - Neiman Marcus Stores	48,841.5	50,795.1	52,826.9	54,940.0
Customer Database
Workforce-in-Place
Total Capital Charges	$131,196.5	$136,144.9	$141,291.3	$146,643.5

Net Debt Free Cash Flows After Capital Charges	154,994.6	161,493.9	168,253.0	175,282.6

Expected Attrition Curve for the Neiman Marcus Stores Retail Customer Relationships (3)	17.8%	15.3%	13.2%	11.3%
Net Debt Free Cash Flows Attributable to the Neiman Marcus Stores Retail Customer Relationships	$27,571.6	$24,716.7	$22,155.7	$19,858.7
Periods to Discount	1.0000	1.0000	1.0000	1.0000
Midpoint	11.4973	12.4973	13.4973	14.4973
Present Value Factor @ 11.0%	0.3012	0.2714	0.2445	0.2203

Present Value of Net Cash Flows Attributable to the Neiman Marcus Stores Retail Customer Relationships	$8,304.6	$6,708.1	$5,417.1	$4,374.9

Footnotes:
(1)	Based on a document provided by management entitled “Customer Acquisition Estimates,” dated 2004. Assumed 10% of operating expenses attributable to marketing expenses.
(2)	Charges calculated as a percentage of revenue as determined on Exhibit VIII, Pages 1 through 4.
(3)	Based on a 14.0% attrition rate, provided by management in a document entitled “Customer Retention,” dated 2004.

3

Exhibit 2

Evaluation of Neiman Marcus Stores Customer List

NEIMAN MARCUS, INC.

EXHIBIT 2

EVALUATION OF NEIMAN MARCUS STORES CUSTOMER LIST

	Projected revenues from valuation model			Actual revenues
Fiscal year	Acquired customer revenues per valuation model	Projected total revenues	Percentage of total	Actual credit card revenues (A)	Actual total revenues	Percentage of total	Variance - actual vs. projected credit card revenues
2006	1,944	2,902	67%	1,867	2,912	64%	-4%
2007	1,738	3,089	56%	1,910	3,145	61%	10%
2008	1,557	3,381	46%	1,841	3,275	56%	18%
2009	1,391	3,653	38%	1,350	2,541	53%	-3%
	6,630	13,025	51%	6,968	11,873	59%	5%

Decrease in revenues from acquisition year	-28%			-28%

Customer list recorded at acquisition				430,416

Recorded net carrying value at August 1, 2009 based on straight-line amortization				319,662

Decrease from acquisition value				-26%

(A) - For purposes of assessing the post-acquisition spending of our Known Customers, we have tracked the spending of 1) our proprietary credit card holders who opened such accounts on or before July 31, 2005 (as an approximation of the October 2005 acquisition date) and 2) holders of third-party credit cards that had been tendered to us on or before July 31, 2005 in connection with prior sales transactions.

Exhibit 3

Evaluation of Actual vs. Projected Revenues

and Attrition Rates

NEIMAN MARCUS, INC.

EXHIBIT 3

EVALUATION OF ACTUAL VS. PROJECTED REVENUES AND ATTRITION RATES

	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009		Cumulative
Revenues
Revenues used in the Valuation Model for Known Customers	1,944	1,738	1,557	1,391		6,630

Actual revenues from Known Customers	1,867	1,910	1,841	1,350		6,968

Difference - Actual higher (lower) than projection	(77)	172	284	(41)		338

Attrition Rates
Attrition rates used in Valuation Model (net of 14% attrition and 4% growth rate)		-10.6%	-10.4%	-10.7%

Actual attrition rates of Known Customers (net of attrition and growth rates)		2.3%	-3.6%	-26.7%

Difference - actual attrition higher (lower) than projection		12.9%	6.8%	-16.0	%(1)

(1) The large difference between projected and actual revenues in fiscal year 2009 was attributable to the current economic environment.  We evaluated our customer list for impairment in fiscal year 2009 consistent with the methodology described in our response to the Commission dated September 1, 2009. Despite current economic conditions, no impairment of the customer list was noted in fiscal year 2009.